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                                                                            Ex4i

                          VARIABLE ANNUITY AMENDMENT

             Made a part of the Contract to which it is attached.

The following paragraph is added to the Definitions provision of the Contract:

OWNER. The Owner on the Date of Issue will be the person designated in the Contract Specifications. If no Owner is designated, the Annuitant(s) will be the Owner. The Owner may name a Joint Owner. Joint Owner(s) shall be treated as having equal, undivided interests in the Contract, including rights of survivorship. Either Joint Owner, independently of the other, may exercise any ownership rights in the Contract.

The following provisions completely replace the provisions of the same title in the contract.

DEATH BENEFIT. If there is a single Owner, upon the death of the Owner, the Company will pay a Death Benefit to the designated Beneficiary(s) in accordance with the "Payment of Death Benefit" provision. If the designated Beneficiary of the Death Benefit is the surviving spouse of the deceased Owner, the spouse may elect to continue the contract as the new Owner. If there is no designated Beneficiary, the Company will pay a Death Benefit to the Owner's estate. Upon the death of the spouse who continues the Contract as the new Owner, the Company will pay a Death Benefit to the designated Beneficiary(s) named by the spouse as the new Owner.

If there are Joint Owners, upon the death of the first Joint Owner, the Company will treat the surviving Joint Owner as the Beneficiary and will pay a Death Benefit to the surviving Joint Owner in accordance with the "Payment of Death Benefit" provision. If the surviving Joint Owner is the spouse of the deceased Joint Owner, the spouse may elect to continue the contract as sole Owner. Upon the death of the Joint Owner, who continues the Contract, the Company will pay a Death Benefit to the designated Berieficiary(s) in accordance with the "Payment of Death Benefit" provision.

If the Annuitant is also the Owner or Joint Owner, upon the death of the Annuitant, the Company will pay a Death Benefit in accordance with the preceding provisions applicable to the death of an Owner or Joint Owner. If the surviving spouse of the deceased Owner/Annuitant continues the contract, the Contingent Annuitant becomes the Annuitant. If no Contingent Annuitant is named, the surviving spouse becomes the Annuitant.

If the Annuitant is not the Owner or a Joint Owner, upon the death of the Annuitant, the Contingent Annuitant (if named) becomes the Annuitant and no Death Benefit is payable due to the death of the Annuitant. If no Contingent Annuitant is named, the Owner (or the younger of Joint Owners) becomes the Annuitant. In lieu of continuing the Contract, the Owner or Joint Owners may elect to be treated as the Beneficiary(s) and receive (in equal shares, if applicable) a Death Benefit, provided that the Annuitant has not been changed (except due to the death of a prior Annuitant) and provided that notification of the election of the Death Benefit is received by the Company within 75 days of the death of the Annuitant. If no Owner is living on the date of death of the Annuitant, the Death Benefit will be paid to the Beneficiary in accordance with the "Payment of Death Benefit" provision. This Contract will terminate when any Death Benefit is paid due to the death of the Annuitant. A Death Benefit payable on the death of the Annuitant will not be paid if the Annuitant has been changed subsequent to the effective date of this Contract unless the change occurred because of the death of a prior Annuitant.

All Death Benefit payments will be subject to the laws and regulations governing death benefits.

Notwithstanding any provision of this Contract to the contrary, the payment of Death Benefits provided under this Contract must be made in compliance with Code
Section 72(s) or 401(a)(9) as applicable, as amended from time to time.

PAYMENT OF DEATH BENEFIT. If the Death Benefit is to be paid in one sum to the Beneficiary or to the estate of the deceased person, or if the Death Benefit is to be paid into the Annuity Account Value, payment will be made within 7 days of the date the Death Benefit election becomes effective or is deemed to become effective, provided due proof of the death is received by the Company at its Home Office, except as the Company may be permitted to defer any such payment of amounts derived from the Variable Account in accordance with the Investment Company Act of 1940. If settlement under the settlement options provision is elected, the Income Payments will commence 30 days following the effective date or the deemed effective date of the election and the Annuity Account will be maintained in effect until such Income Payments commence.

AMOUNT OF DEATH BENEFIT. The Death Benefit is determined as of the effective date or deemed effective date of the Death Benefit Election and is equal to the greatest of (a) the Annuity Account Value for the Valuation

Form DBS99

Period during which the Death Benefit election is effective or is deemed to become effective, (b) the sum of all the Premium Payments made under the contract, minus the sum of all partial withdrawals, partial annuitizations, or premium tax deductions, or (c) the highest Annuity Account Value ever attained on a Contract Anniversary Date
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occurring on or before the 80th birthday of the deceased person upon whose death the Death Benefit is payable, increased by the sum of all Premium Payments made since such Contract Anniversary Date and decreased by the sum of all partial withdrawals, partial annuitizations, and premium tax deductions made since such Contract Anniversary.

Upon the death of the Owner or Joint Owner of this Contract, if the surviving spouse continues the Contract, the Death Benefit payable on the deceased spouse is the excess of the Death Benefit over the Annuity Account Value for the Valuation Period during which the Death Benefit election is effective or is deemed to become effective. This excess will be paid into the Contract and will only apply one time for each Contract. This Contract option is not available upon the death of the Annuitant.

                              The Lincoln National Life Insurance Company



                              NANCY  J. ALFORD, VICE PRESIDENT




Form DBS99